SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 48)(1)


                           WESTMINSTER CAPITAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   307351106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                WILLIAM BELZBERG
                         9665 WILSHIRE BLVD., SUITE M-10
                             BEVERLY HILLS, CA 90212
                                 (310) 278-1930
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 APRIL 18, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.307351106                  13D                     Page 2 of 7 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          WILLIAM BELZBERG
          BEL-CAL HOLDINGS, LTD.
          WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5, 1984
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

          PF (WILLIAM BELZBERG)
          WC (BEL-CAL HOLDINGS, LTD.)
          OO (WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5, 1984)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          WILLIAM BELZBERG - U.S.
          BEL-CAL HOLDINGS, LTD. - CANADA
          WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5, 1984 - U.S.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              WILLIAM BELZBERG - 2,176,670 SHARES*
                         BEL-CAL HOLDINGS, LTD - 373,750
   SHARES                WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5,
                            1984 - 1,802,820
               _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              WILLIAM BELZBERG - 2,176,670 SHARES*
                         BEL-CAL HOLDINGS, LTD - 373,750 SHARES
                         WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5,
                            1984 - 1,802,820 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         NONE

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          WILLIAM BELZBERG - 2,176,670 SHARES*
          BEL-CAL HOLDINGS, LTD - 373,750 SHARES
          WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5, 1984 -
             1,802,820 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          WILLIAM BELZBERG - 32.7%*
          BEL-CAL HOLDINGS, LTD - 5.6%
          WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5, 1984 - 27.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          WILLIAM BELZBERG - IN
          BEL-CAL HOLDINGS, LTD - CO
          WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5, 1984 - (OO)
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Includes 373,750 shares held of record by Bel-Cal Holdings, Ltd. and 1,802,820 shares held of record by William Belzberg Revocable Living Trust, October 5, 1984.


                               Page 2 of 7 Pages

CUSIP No.307351106                  13D                     Page 3 of 7 Pages


PRELIMINARY NOTE

     This Schedule 13D is being filed to reflect certain events that occurred on April 18, 2002, as required under the Exchange Act. In addition, this Schedule 13D is being filed to amend and restate in full the prior Schedule 13D and all amendments thereto filed by William Belzberg, Bel-Cal Holdings, Ltd. and the William Belzberg Revocable Living Trust, October 5, 1984 (collectively, the "Reporting Persons"). Except as set forth in this Schedule 13D, none of the Reporting Persons has acquired any additional shares of the Common Stock, $1 par value, of Westminster Capital, Inc., since the filing of the last amendment to the Schedule 13D previously filed.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, $1 par value (the "Common Stock"), of Westminster Capital, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212.

ITEM 2. IDENTITY AND BACKGROUND

     This Statement is being filed on behalf of William Belzberg, Bel-Cal Holdings, Ltd. and the William Belzberg Revocable Living Trust, October 5, 1984.

     Bel-Cal Holdings, Ltd. is a Canadian corporation ("Bel-Cal"). Its principal business is the ownership and management of investments, and its principal business and principal office are located at 1400 First Alberta Place, 777-8th Avenue, S.W., Calgary, Alberta, Canada T2P3R5.

     William Belzberg Revocable Living Trust, October 5, 1984 is a U.S. living trust (the "Trust"). It is a trust used for holding various assets, and its principal address is 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212.

     William Belzberg's principal business address is 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212. His principal occupation is President and Chief Executive Officer of the Issuer. Mr. Belzberg is a U.S. citizen.

     William Belzberg is the President, sole director, and owner of all of the outstanding voting stock of Bel-Cal, and as such may be deemed to be the beneficial owner of the shares of Common Stock held by Bel-Cal pursuant to Rule 13d-3 adopted under the Exchange Act by the Securities and Exchange Commission (the "SEC").

     None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                               Page 3 of 7 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     During the last five years, the only shares of Common Stock as to which William Belzberg has acquired beneficial ownership are the shares described below acquired by Bel-Cal and the Trust; 100 shares purchased on June 15, 1999 in an open market purchase for $3.38 per share, or an aggregate of $338; and 250,000 shares issued to Mr. Belzberg directly on April 3, 2000 upon exercise of an option granted by the Issuer under the Issuer's 1986 Incentive Stock Option Plan, for a purchase price of $1.99 per share, or an aggregate of $497,500. The shares were purchased with the personal funds of Mr. Belzberg.

     During the last five years, the only shares of Common Stock acquired by Bel-Cal were the following, each of which was acquired in privately negotiated transactions:

(a) 87,500 shares purchased on January 6, 1999 for $2.75 per share or $240,625 in the aggregate;

(b) 102,000 shares purchased on December 15, 1998 for $2.625 per share or $267,750 in the aggregate;

(c) 30,000 shares purchased on August 13, 1998 for $2.75 per share or $82,500 in the aggregate; and

(d) 154,250 shares purchased on January 22, 1998 for $3.25. per shares or $501,313 in the aggregate.

     The source of funds used to make these purchases was the working capital of Bel-Cal.

     During the last five years, the only shares of Common Stock acquired by the Trust were 1,802,820 shares transferred from William Belzberg to the Trust.

     None of the Reporting Persons has any outstanding loans or other obligations with respect to funds used to acquire shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     All shares of Common Stock beneficially owned by the Reporting Persons were acquired for investment purposes.

     On April 18, 2002, Issuer, William Belzberg, Hyman Belzberg and Keenan Behrle filed a Tender Offer Statement on Schedule TO with the SEC ("Schedule TO"), relating to the Issuer's offer to purchase any and all of its Common Stock at $2.80 per share. The offer was made upon the terms and conditions set forth in the Offer to Purchase dated April 18, 2002 (the "Offer to Purchase") and related Letter of Transmittal, which have been filed as exhibits to the Schedule TO.

     The purpose of the offer is to provide the holders of the Issuer's common stock with liquidity for their shares at a price that the board of directors, based on the unanimous recommendation of a special committee consisting of independent members of the board of directors, has determined to be fair to Issuer's stockholders, other than William Belzberg, Hyman Belzeberg, Keenan Behrle and certain other stockholders who have advised the Issuer that they do not intend to tender their shares pursuant to the offer. Following the purchase of the shares by the Issuer pursuant to the offer, the


                               Page 4 of 7 Pages
number of shares that are publicly traded and the number of stockholders will be reduced, which could adversely affect the liquidity and the market value of the remaining shares held by the public and may result in the shares being delisted from the American Stock Exchange and/or the Archipelago Exchange. Also, if there are less than 300 holders of record following the completion of the offer, given the continuing cost of public reporting and compliance, Issuer intends to delist its stock from the American Stock Exchange and the Archipelago Exchange and to terminate its registration under the Securities Exchange Act of 1934, as amended. If this occurs, Issuer will become a private company and there will be no public market for the Issuer's stock. The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS - Purpose of the Offer; Plans for Westminster After the Offer" are incorporated herein by reference.

     Except as set forth above, each of the Reporting Persons has no plans or proposals which relate to or would result in any of the following.

(a) The acquisition of any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) A change in the present Board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a Registered National Securities Association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this Schedule 13D, William Belzberg owned of record 100 shares of the Common Stock, the Trust of which Mr. Belzberg is the sole trustee owned of record 1,802,820 shares of the Common Stock and Bel-Cal owned of record 373,750 shares of the Common Stock. By virtue of being the owner of all of the outstanding voting stock of Bel-Cal and the sole trustee of the Trust, Mr. Belzberg may be deemed to have voting and dispositive powers with respect to such shares owned


                               Page 5 of 7 Pages
of record by those entities and thus may be deemed to beneficially own the shares. This would mean that he beneficially owns an aggregate of 2,176,670 shares of the Common Stock, representing approximately 32.7% of the outstanding shares of the Common Stock as of the date of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer of or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power of the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Offer to Purchase dated April 18, 2002 (incorporated herein by reference to Exhibit (a)(1) of the Schedule TO, filed on April 18, 2002).

     2. Letter of Transmittal (incorporated herein by reference to Exhibit
(a)(2) of the Schedule TO, filed on April 18, 2002).


                               Page 6 of 7 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete, and correct.



  April 25, 2002              /S/ WILLIAM BELZBERG
                              -----------------------------------------
                              William Belzberg


  April 25, 2002              Bel-Cal Holdings, Ltd.


                              /S/ WILLIAM BELZBERG
                              -----------------------------------------
                              William Belzberg, President


  April 25, 2002              William Belzberg Revocable Living Trust,
                              October 5, 1984


                              /S/ WILLIAM BELZBERG
                              -----------------------------------------
                              William Belzberg, Trustee



                               Page 7 of 7 Pages